

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Patrick O'Donnell
Interim Chief Financial Officer
TreeHouse Foods, Inc.
2021 Spring Road, Suite 600
Oak Brook, IL 60523

> **Re: TreeHouse Foods, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-32504**

Dear Mr. O'Donnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 Environmental, Social and Governance (ESG) Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 ESG Report and on your website.

Risk Factors, page 11

2. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.   It appears you have identified climate-related projects in your 2021 ESG Report. Tell us how you considered providing disclosure regarding past capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K as part of your response. In addition, the disclosure on page 36 of your Form 10-K regarding capital expenditures for 2022 related to climate-related projects states that the amounts "are not expected to be material individually or in the aggregate." Please quantify for us the amount budgeted for 2022 and for future periods.

4.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   •   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   •   increased demand for goods that result in lower emissions than competing products;
   •   increased competition to develop innovative new products that result in lower emissions;
   •   any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
   •   potential climate-related opportunities, such as the development of new products and services and the use of lower-emission sources of energy.

5.   We note your disclosure regarding the potential physical effects of climate change on pages 13 and 18. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. In addition, please tell us how you considered disclosing the potential for indirect weather-related impacts that have affected or may affect your major customers.

6.   We note your disclosure on page 19 regarding the costs of compliance with legal requirements related to climate change. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

7.   If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing